

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

November 10, 2009

By U.S. Mail and facsimile to (212) 593-5769

Mr. Robert L. Levy, Chief Financial Officer
Centerline Holding Company
625 Madison Avenue
New York, NY 10022

RE: Centerline Holding Company
File No. 001-13237
Forms 10-K and 10-K/A1 for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

Dear Mr. Levy:

We have reviewed the above referenced filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008

1. Please note that this comment letter contains legal comments on the filings referenced above.

Executive Compensation Philosophy and Process, page 7

The Compensation Committee's Process, page 8

Consideration of the Company's Actual 2008 Results and Implications for Reduction in Budgeted Executive Compensation, page 8

2. You disclose that your actual results for 2008 were significantly less than management's budgeted 2008 earnings and that your principal lenders imposed restraints on your ability to use cash for executive bonus compensation for fiscal 2008 and therefore bonuses paid to the CEO and the other named executive officers decreased by approximately 70% year-to-year compared to 2007. Please explain how 70% was chosen as the appropriate level by which to reduce bonuses. For example, what factors were considered that indicated that a 70% decrease in bonuses was the appropriate level? Also, please disclose the percentage by which other NEOs bonuses were reduced and the reasons for such reductions. Please revise your future filings accordingly and tell us how you intend to comply.

Total Compensation Review, page 9

3. You disclose that the compensation committee does not engage in benchmarking of total compensation or elements thereof, but an outside consultant provided the compensation committee with "relevant market data and alternatives" to consider when making compensation decisions for the CEO and CFO. Please provide more detailed disclosure regarding the relevant market data and alternatives that were provided to the compensation committee and how this information was used by the compensation committee in establishing compensation for your CEO and CFO. In addition, please also specifically discuss how your "review of the compensation of other comparable chief financial officers" impacted your compensation determination for your CFO. Please revise your future filings accordingly and tell us how you intend to comply.

Assessment of Individual Performance, page 9

4. You disclose that individual performance has a strong impact on the compensation of your employees, including your CEO. You also state that the primary economic goal upon which the CEO's performance is measured is growth in earnings per share. Please describe the other factors upon which individual performance of your CEO is judged and whether such goals were achieved. Please also disclose the company's earnings per share growth goal for 2008 as well as the actual 2008 earnings per share growth rate. Additionally, please provide similar disclosure regarding your other NEOs. Please revise your future filings accordingly and tell us how you intend to comply.

Fiscal Year 2008 Decisions, page 12

5. Please expand your discussion of how you arrived at the actual amounts of annual bonuses for each named executive officer and how your decisions regarding the actual compensation fit into your overall compensation objectives. Please also quantify and expand your explanation of the differences between amounts disclosed in this table and the summary compensation table on page 16. Please revise your future filings accordingly and tell us how you intend to comply.

        As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel